UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form 10-D  |_| Form N-SAR |_| Form N-CSR

                  For Period Ended: September 30, 2008
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                  |_|   Transition Report on Form 10-K
                  |_|   Transition Report on Form 20-F
                  |_|   Transition Report on Form 11-K
                  |_|   Transition Report on Form 10-Q
                  |_|   Transition Report on Form N-SAR

                  For the Transition Period Ended: ______________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
              Nothing in this form shall be construed to imply that
         the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________
________________________________________________________________________________


PART I -- REGISTRANT INFORMATION

Neonode Inc.
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Full Name of Registrant

SBE, Inc.
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Former Name if Applicable

Warfvingesvag 45, 112 51
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Address of Principal Executive Office (Street and Number)

Stockholm, Sweden
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
|X| fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense.

(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      David Brunton                           (925)             355-7700
      ----------------------------         -----------     ------------------
      (Name)                               (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are not generating sufficient cash from the sale of our products to support our operations and have been incurring significant losses. During the nine months ended September 30, 2008, we raised approximately $8.2 million net cash proceeds though the sale of our securities. Unless we are able to increase our revenues and decrease expenses substantially in addition to securing additional sources of financing, we will not have sufficient cash to support our operations through the end of 2008. We are currently evaluating different financing alternatives including but not limited to selling shares of our common or preferred stock or issuing notes that may be converted in shares of our common stock which could result in the issuance of additional shares. We are also proposing to convert our convertible debt and a majority of our accounts payable to shares of our common or preferred stock which would result in the issuance of additional shares.

Our unrestricted cash balance on September 30, 2008 totals $55,000. On October 22, 2008, Our Swedish subsidiary, Neonode AB, filed for company reorganization in compliance with the Swedish reorganization act (1996:764). Mr. Anders W. Bengtsson of the Stockholm based law firm Nova was appointed to administrate the process. Under Swedish law, the reorganization process provides an initial period of three months to allow us to restructure and recapitalize our subsidiary, Neonode AB, in an orderly fashion. Should it be deemed necessary we can file for an extension period of additional three months to complete the reorganization. In accordance with 16 ss. of the Swedish act of reorganization, a Neonode AB creditors' meeting was held at the district court of Stockholm, Sweden November 11, 2008. At that meeting the creditors of Neonode AB were offered a settlement proposal to convert the amounts owed by Neonode AB to shares of common stock of Neonode Inc. The creditors present at the meeting agreed to allow Neonode AB until January 22, 2009 to get all the creditors to accept the proposed settlement agreement.

We will not be able to continue operations through the end of December 2008, unless we are able to convert Neonode AB's accounts payable to equity and raise at least $2.5 million through the sale of Neonode Inc. equity or debt financial instruments. If the creditors of Neonode AB do not accept the proposed settlement agreement, Neonode AB may be forced to enter bankruptcy liquidation proceedings as defined under the bankruptcy laws of Sweden. If that occurs, all the Neonode AB intellectual property and proprietary assets will be transferred to Neonode Inc. under an intercompany borrowing asset pledge agreement between Neonode Inc and Neonode AB. If Neonode AB is forced to liquidate under bankruptcy, Neonode Inc. would continue to operate as a technology licensing company if Neonode Inc. is successful in raising at least $2.5 million through the sale of Neonode Inc. equity or debt financial instruments.

We began shipping the N2 to our first customers in July 2007 but have faced extreme difficulty in finding a viable market for our mobile phones. We faced some technology issues in early 2008 but corrected those issues by May 2008. We have lacked the requisite marketing and co-marketing dollars to enter the mainstream mobile phone handset markets. We have been able to sell a modest number of N2's though our Web store but we have been unable to find a large customer willing to take a significant quantity of the N2's. In December 2007, we shipped approximately 8,500 mobile phones to our customer in India and subsequently cancelled the sales contract and took possession the phones after our customer was unable to make the necessary payments to us. We have not been able to find a replacement customer in India or elsewhere for the 8,500 phones previously shipped. We have no sales backlog for the N2 and have no pending orders. To date, through our manufacturing partner in Malaysia, we have manufactured a total of approximately 50,000 N2 mobile phones. We have a total of approximately 40,000 N2 mobile phones in inventory, of which approximately 28,000 are located at our manufacturing partner in Malaysia, 8,500 in a bonded warehouse in India and 3,000 with our contract support partner Sykes, in Scotland. We will continue to pursue sales opportunities for the remaining inventory of the N2 mobile phone. We have no current plans to build more inventory of the N2 mobile phone.

During the quarter ended September 30, 2008, the Company continued to experience net losses, aggregating approximately $7.7 million as compared to net losses of $25.2 million in the quarter ended September 30, 2007. Included in the quarter ended September 30, 2008 is $4.9 million net non-cash expense related to the fair value calculation for the beneficial conversion features resulting from prior financings, write-down of inventory and foreign exchange losses as compare to a $22.2 million for similar net non-cash expense in the quarter ended September 30, 2007. As a result of the foregoing, we are evaluating our ability to continue operations.


                                  Neonode Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date 11/14/2008                             By /s/ David Brunton
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).